Exhibit 99.1

For Immediate Release
Wednesday, July 14, 2004

PRESS RELEASE
LUKE ENERGY – ACTIVITY UPDATE

CALGARY, Alberta - LUKE ENERGY LTD. reports that the Company is currently producing 900 barrels of oil equivalent (boepd), most of it gas from the Company's new core area at Marten Creek in northern Alberta. The gas was discovered last winter when eight of the 10 gas wells drilled by Luke proved to be successful. Since that time, the Company has been actively acquiring seismic and land in Marten Creek, as well as in the Fort St. John area of northeastern British Columbia, at a cost of $6 million in preparation for an aggressive drilling program later this fall and into the coming winter drilling season.

The Company advises that so far this year it has more than doubled its 100% owned acreage at Marten Creek from 11,000 acres to 25,000 acres, while increasing seismic coverage in the area to over 500 miles. Marten Creek accounts for 4.5 million cubic feet per day of current gas production with additional productive capability of 2.0 million cubic feet per day, part of which will come on later this year when a third party plant expansion is completed.

Luke Energy has a 20 well drilling program planned at Marten Creek this coming winter which will be a mix of both development and exploratory wells. The Company has two drilling rigs committed for the winter work season and drilling is expected to commence in late December. This drilling program is expected to more than double the Company's existing production.

In other developments the Company will commence drilling its first prospect in the Fort St. John area later this month. It is a potential extension of an existing Triassic oil pool which has produced in excess of 2.2 million barrels of oil. Luke Energy owns 100% interest in 1,280 contiguous acres on this prospect which if successful could develop into a significant project. The Company is continuing to acquire seismic and land on several other prospects in the general Fort St. John area and expects to drill a number of wells later this year and into the winter drilling season.

Luke Energy is an emerging oil and gas company located in Calgary and focused in Western Canada where it is actively generating new drilling opportunities as well as reviewing strategic acquisitions. At June 30, 2004, the Company had production of 900 boepd (90% gas), working capital of $22.7 million and no debt. Luke Energy is listed on the Toronto Stock Exchange under the symbol "LKE" and has 34.8 million shares outstanding.

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke's operations or financial results are included in Luke's reports on file with Canadian securities regulatory authorities. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contacts:
Harold V. Pedersen, CEO;
Mary C. Blue, COO; or
Carrie McLauchlin, CFO

Phone: (403) 261-4811
Website: www.lukeenergy.com